SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated March 25, 2009 of the Registrant regarding the grant of share options by Partner Communications Company Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

GRANT OF SHARE OPTIONS BY

PARTNER COMMUNICATIONS COMPANY LTD.

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of Hutchison Telecommunications International Limited (the “Company”) announces that on 24 March 2009, 2,530,000 share options were granted by Partner Communications Company Ltd. (“Partner”, an indirect non wholly owned subsidiary of the Company whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) under the 2004 Share Option Plan (as amended) (the “Plan”) to eligible Participants (as defined in the Plan) to subscribe for ordinary shares of NIS0.01 each of Partner, subject to acceptance of the grantees. The following are the details of the share options granted:

Date of grant	:	24 March 2009

Exercise price of share options granted	:	NIS60.74 per share

Number of share options granted	:	2,530,000

Market price of the shares on the date of grant	:	NIS57.45 per share

Validity period of the share options	:	24 March 2009 to 23 March 2019

1,250,000 out of 2,530,000 share options were granted to Mr. David Avner, Chief Executive Officer of Partner.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 March 2009

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Mr. Kevin WESTLEY
Mr. WONG King Fai, Peter

Non-Executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

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